SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 15)*


Shopsmith, Inc.
________________
(Name of Issuer)


Common Shares, No Par Value
______________________________
(Title of Class of Securities)


825098 10 6
______________
(CUSIP Number)


Check the following box if a fee is being paid with this statement _. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(Continued on following page(s))

Page 1 of 5 Pages

CUSIP NO.  825098 10 6
13G
Page 2  of 5  Pages

1 NAME OF REPORTING PERSON  John R. Folkerth
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  S.S. #  ###-##-####


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  (a) _
  (b) _


3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

  U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 SOLE VOTING POWER

  503,388.1


6 SHARED VOTING POWER

  33,507


7 SOLE DISPOSITIVE POWER

  503,388.1


8 SHARED DISPOSITIVE POWER

  33,507


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  536,895.1


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   19.9%


12 TYPE OF REPORTING PERSON*

   IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825098 10 6
Page 3 of 5 Pages

Item 1.
_______

  (a) Name of Issuer:

      Shopsmith, Inc.

  (b) Address of Issuer's Principal Executive Offices:

      6530 Poe Avenue
      Dayton, Ohio  45414

Item 2.
_______

  (a) Name of Person Filing:

      John R. Folkerth

  (b) Address of Principal Business Office:

      6530 Poe Avenue
      Dayton, Ohio  45414

  (c) Citizenship:

      United States of America

  (d) Title of Class of Securities:

      Common Shares, without par value

  (e) CUSIP Number:

      825098 10 6

Item 3.  Rules 13d-1(b) or 13d-2(b) Statement.
_______  _____________________________________

Not applicable.

Item 4.  Ownership.
_______  __________

Except as otherwise indicated, the following information concerning ownership of Common Shares is given as of December 31, 1995:

CUSIP No. 825098 10 6
Page 4 of 5 Pages

(a)  Amount Beneficially Owned:

  456,712.0 shares directly owned
   34,166.0 shares covered by options exercisable within 60 days
   33,507.0 shares owned indirectly (by spouse)
   12,509.5 shares owned indirectly (401(k) Plan - as of 9/30/95)
  _________
  536,895.1 Total

(b)  Percent of Class:  19.9%

(c)  Number of shares as to which such person has:

      (i) sole power to vote or to direct the vote:

          503,388.1 Common Shares

     (ii) shared power to vote or to direct the vote:

          33,507 Common Shares

    (iii) sole power to dispose or to direct the disposition of:

          503,388.1 Common Shares

     (iv) shared power to dispose or to direct the disposition of:

          33,507 Common Shares

Item 5.  Ownership of Five Percent or Less of a Class.
_______  _____________________________________________

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
_______  ________________________________________________________________

Not applicable.

Item 7.  Identification and Classification of the Subsidiary which Acquired
_______  __________________________________________________________________
         the Security Being Reported on by the Parent Holding Company.
         _____________________________________________________________

Not applicable.

CUSIP No. 825098 10 6
Page 5 of 5 Pages

Item 8.  Identification and Classification of Members of the Group.
_______  __________________________________________________________

Not applicable.

Item 9.  Notice of Dissolution of Group.
_______  _______________________________

Not applicable.

Item 10.  Certification.
________  ______________

Not applicable.

Signature.
__________

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February  12, 1996

       /s/John R. Folkerth
       JOHN R. FOLKERTH


PCN2608.HIG